SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                    Rexhall Industries, Inc.
                         (Name of Issuer)

                 Common Stock, without par value
                  (Title of Class of Securities)

                             850476
                          (CUSIP Number)

                          William J. Rex
                      46147 7th Street West
                   Lancaster, California  93534
                          (805) 726-0565
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 22, 1989
     (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    850476

(1) NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William J. Rex

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS)

    (a)  [   ]
    (b)  [   ]

(3) SEC USE ONLY_________________________________________________________

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)  SC and PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E) [    ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America


Number of               (7)  SOLE VOTING POWER              1,472,485
Shares Beneficially     (8)  SHARED VOTING POWER                -0-
Owned by Each      (9)  SOLE DISPOSITIVE POWER              1,472,485
Reporting Person        (10) SHARED DISPOSITIVE POWER          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON  1,472,485

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW
           (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS) [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT
           IN ROW (11)  51.9%

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            IN

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, without par value, ("Common Stock") of Rexhall Industries, Inc. ("Issuer"), a California corporation. Issuer's principal executive offices are located at 46147 7th Street West, Lancaster, California 93534.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  William J. Rex

         (b)  46147 7th Street West
              Lancaster, California  93534

         (c) Mr. Rex is the Chairman of the Board, President, and Chief Executive Officer of Issuer, whose address is provided in
              Item 2(b).

         (d) During the last five years, Mr. Rex has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Rex has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Mr. Rex, enjoining Mr. Rex from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Rex is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Rex holds 1,472,485 shares of Common Stock, which he acquired through April 19, 1998 using personal funds and money obtained from loans from the Issuer.

         Mr. Rex acquired all of the shares using personal funds other than:

         (a) Mr. Rex acquired 52,000 shares on March 20, 1998 for $154,000.00, all of which was borrowed from the Issuer on March 20, 1998.

         (b) Mr. Rex acquired 60,000 shares on April 19, 1998 for $195,000.00, all of which was borrowed from the Issuer on April 19, 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Rex acquired 1,255,000 shares in the Issuer's initial public offering (the "IPO"). He owned 100% of the Issuer's shares prior to the IPO. Mr. Rex acquired his beneficial ownership in connection with his position with Issuer, as Chairman of the Board, President, and Chief Executive Officer. Mr. Rex's current positions provide him the opportunity to exercise significant influence over the management and affairs of Issuer.

         Mr. Rex acquired the rest of his beneficial ownership pursuant to the Rexhall Industries, Inc. 1989 Incentive and Nonstatutory Stock Option Plan dated May 11, 1989 (effective June 1, 1989), as amended April 15, 1994.

         Mr. Rex intends to change the form of his beneficial ownership from time to time by exercising options to purchase additional shares of Common Stock. Mr. Rex also may sell shares of Common Stock from time to time, as market conditions allow, to diversify his personal investment portfolio and to provide liquidity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of April 21, 1998, Mr. Rex owned of record 1,472,485 shares of Common Stock.

              Mr. Rex's beneficial ownership represents 51.9% of the Common Stock, based upon a total of 2,836,891 shares of Common Stock outstanding.

         (b) Mr. Rex is deemed to have sole power to direct the vote and disposition of all 1,472,485 shares beneficially owned.

         (c) The following transactions were effected within the past sixty days: Pursuant to the Rexhall Industries, Inc. 1989 Incentive and Nonstatutory Stock Option Plan dated May 11, 1989 (effective June 1, 1989), as amended April 15, 1994, Mr. Rex exercised his option to buy: (i) 60,000 shares of Common Stock on 4/19/98 at $3.25 per share; (ii) 30,000 shares of Common Stock on 3/20/98 at $2.75 per share; and
              (iii) 22,000 shares of Common Stock on 3/20/98 at $3.25 per share.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENT,
          UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

           Not applicable.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 /s/ William J. Rex
William J. Rex

Dated:   May 1, 1998


                          EXHIBIT INDEX

Not Applicable